HypoVereinsbank

05010237

SEC MAIL PROCESSING SECTION
RECEIVED
AUG 0 2 2005
WASH. D.C.
185

Securities & Exchange Commission
Judiciary Plaza
450 Fifth Street, N. W.
Washington, D. C. 20549
USA

GSC12 - Investor Relations
Susan Eckenberg
80311 Munich
Telephone (089)378-29185
Telefax (089)378-24083

Munich, July 27th, 2005

Hypotheken und Wechsel Bank

Re: Bayerische ~~Hypo- und Vereinsbank AG~~ („HypoVereinsbank")
File No. 82-3777

SUPPL

Ladies and Gentlemen:

HypoVereinsbank hereby furnishes to you as required by Rule 12g3-2(b) under the U.S. Securities Exchange Act of 1934, as amended:

- Investor Relations Release dated July 22nd, 2005 commenting on HVB Group's publication of reorganized comparative figures for the first half of fiscal 2004 at the business segment and business unit level
- Investor Relations Release dated July 27th, 2005 commenting on HVB Group's results for the first half of 2005

You will receive the items listed above in both the German and the English language.

Very truly yours,

Bayerische Hypo- und Vereinsbank
Aktiengesellschaft

By: Susan Eckenberg
Name: Susan Eckenberg
Title: IR Manager

By: Richard Speich
Name: Richard Speich
Title: IR Manager

PROCESSED
AUG 08 2005
THOMSON FINANCIAL

Enclosure

File No.
82-3777

HVB Group

INVESTOR RELATIONS RELEASE **JULY 22, 2005**

Publication of reorganized comparative figures for the first half of fiscal 2004 at the business segment and business unit level

- **To enhance comparability, HVB is publishing reorganized comparative figures for the first half of 2004 in the run-up to its six-month reporting for 2005**
- **All changes in the organizational structure announced together with the results at March 31, 2005, have been taken into account in the presentation of the segment information. This also applies to the effects of applying revised or new IFRS regulations**
- **No further reorganizations took place during the second quarter**

As already published in the interim report at March 31, 2005, the results of the business segments and business units disclosed in the prior year are no longer comparable with the figures calculated for the first half of fiscal 2005, the reason being the changes in the organizational structure of HVB Group. Compliant with IAS 14.76, the prior-year figures have been adjusted to the new structure in the presentation of the segment information. In addition, the effects of applying revised and new IFRS regulations have also been incorporated in the adjusted prior-year figures for segment reporting.

A detailed description of this approach was included in the Interim Report at March 31, 2005, and the IR Release of April 29, 2005. It should be noted that no further changes in the organizational structure took place during the second quarter.

REORGANIZED SEGMENT REPORTING – INCOME STATEMENT BY BUSINESS SEGMENT

January 1 to June 30, 2004 and fiscal year 2004

in € m	Germany	Austria/ CEE	Corporates & Markets	Real Estate Restructuring	Other/ Consolidation	HVB Group
Net interest income						
1/1/2004-06/30/2004	1,284	1,049	462	59	(113)	2,741
1/1/2004-12/31/2004	2,547	2,185	989	121	(180)	5,662
Provisions for losses on loans and advances						
1/1/2004-06/30/2004	165	204	90	437	(1)	895
1/1/2004-12/31/2004	391	395	(72)	1,070	11	1,795
Net commission income						
1/1/2004-06/30/2004	616	602	169	5	1	1,393
1/1/2004-12/31/2004	1,230	1,206	392	9	8	2,845
Trading profit (loss)						
1/1/2004-06/30/2004	0	33	408	0	8	449
1/1/2004-12/31/2004	2	86	613	0	27	728
General administrative expenses						
1/1/2004-06/30/2004	1,334	1,116	602	43	18	3,113
1/1/2004-12/31/2004	2,540	2,270	1,168	87	53	6,118
Balance of other operating income and expenses						
1/1/2004-06/30/2004	82	0	16	(2)	(5)	91
1/1/2004-12/31/2004	94	(34)	14	(12)	39	101
Operating profit (loss)						
1/1/2004-06/30/2004	483	364	363	(418)	(126)	666
1/1/2004-12/31/2004	942	778	912	(1,039)	(170)	1,423

in € m	Germany	Austria/ CEE	Corporates & Markets	Real Estate Restructur-ing	Other/ Consolidation	HVB Group
Net income from invest-ments						
1/1/2004-06/30/2004	(7)	(16)	(7)	0	225	195
1/1/2004-12/31/2004	(31)	(34)	(60)	0	61	(64)
Amortization of goodwill						
1/1/2004-06/30/2004	10	42	20	0	5	77
1/1/2004-12/31/2004	33	84	40	0	8	165
Additions to restructuring provisions						
1/1/2004-06/30/2004	0	0	0	0	0	0
1/1/2004-12/31/2004	0	0	0	0	250	250
Additions to special pro-visions for bad debts						
1/1/2004-06/30/2004	0	0	0	0	0	0
1/1/2004-12/31/2004	0	0	0	2,500	0	2,500
Balance of other income and expenses						
1/1/2004-06/30/2004	(4)	(1)	(1)	(104)	(66)	(176)
1/1/2004-12/31/2004	(7)	(4)	(1)	(210)	(135)	(357)
Profit/Loss from ordinary activities/Pre-tax profit						
1/1/2004-06/30/2004	462	305	335	(522)	28	608
1/1/2004-12/31/2004	871	656	811	(3,749)	(502)	(1,913)

REORGANIZED SEGMENT REPORTING – INCOME STATEMENT BY BUSINESS UNIT
January 1 to June 30, 2004 and fiscal year 2004

Business segment Germany

in € m	Private Customers	Corporate Customers and Professionals	Real Estate	Consolidation	Total
Operating revenues					
1/1/-06/30/2004	960	811	211	0	1,982
1/1-12/31/2004	1,844	1,601	426	2	3,873
Loan-loss provisions					
1/1/-06/30/2004	52	112	1	0	165
1/1-12/31/2004	121	267	3	0	391
General administrative expenses					
1/1/-06/30/2004	862	375	97	0	1,334
1/1-12/31/2004	1,593	774	171	2	2,540
Operating profit (loss)					
1/1/-06/30/2004	46	324	113	0	483
1/1-12/31/2004	130	560	252	0	942

Business segment Austria/CEE

in € m	Private Custo-mers/ Austria	SME/ Austria	Large Corpora-tes/Real Estate	CEE	Consoli-dation	Total
Operating revenues						
1/1/-06/30/2004	555	300	264	565	0	1,684
1/1-12/31/2004	1,131	585	554	1,173	0	3,443
Loan-loss provisions						
1/1/-06/30/2004	40	106	14	44	0	204
1/1-12/31/2004	74	200	35	86	0	395
General ad-ministrative expenses						
1/1/-06/30/2004	453	185	142	336	0	1,116
1/1-12/31/2004	908	385	285	692	0	2,270
Operating profit (loss)						
1/1/-06/30/2004	62	9	108	185	0	364
1/1-12/31/2004	149	0	234	395	0	778

Business segment Corporates & Markets

in € m	Markets	Corporates	Consolidation	Total
Operating revenues				
1/1/-06/30/2004	659	400	(4)	1,055
1/1-12/31/2004	1,103	912	(7)	2,008
Loan-loss provisions				
1/1/-06/30/2004	0	90	0	90
1/1-12/31/2004	0	(72)	0	(72)
General administrative expenses				
1/1/-06/30/2004	383	223	(4)	602
1/1-12/31/2004	717	458	(7)	1,168
Operating profit (loss)				
1/1/-06/30/2004	276	87	0	363
1/1-12/31/2004	386	526	0	912

IR-documents

We will publish the main facts and figures in our IR-Release on July 27, 2005 at approx. 7:30 a.m. (CET). The interim report for the first half-year results 2005 and a presentation can be downloaded from our home page: http://www.hvbgroup.com/ir.

Your HVB Investor Relations Team

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎+49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Statements made in this publication regarding our intentions, expectations, beliefs or predictions are forward-looking statements. They are based on information, plans, estimates and projections available to us when we made the publication available publicly and therefore we undertake no obligation to update any of our statements because of new information or future events.

There are many important factors which could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include conditions in the financial markets from which we derive a substantial portion of our trading revenues, governmental and regulatory trends and legislative developments, competitive pressures, potential defaults of borrowers or trading counterparties, reliability of our risk management policies, procedures and methods, management changes and changes to our business group.

File No. 82-3777

HVB Group

INVESTOR RELATIONS RELEASE **22. JULI 2005**

Veröffentlichung der reorganisierten Vergleichszahlen des ersten Halbjahres im Geschäftsjahr 2004 auf Segment- und Ressortebene

- **Zur besseren Vergleichbarkeit veröffentlicht die HVB im Vorfeld des Halbjahresergebnisses 2005 die reorganisierten Vergleichszahlen zum ersten Halbjahr 2004**
- **Alle bereits mit dem Ergebnis zum 31. März 2005 angekündigten aufbauorganisatorischen Veränderungen sind in der Darstellung der Segmentinformationen berücksichtigt worden. Dies gilt ebenfalls für die Auswirkungen der Anwendung geänderter und neuer IFRS-Regelungen**
- **Im Laufe des zweiten Quartals haben sich keine weiteren Reorganisationen ergeben**

Wie bereits im Zwischenbericht zum 31. März 2005 veröffentlicht, sind aufgrund der aufbauorganisatorischen Veränderungen innerhalb der HVB Group die im Vorjahr ausgewiesenen Ergebnisse der Geschäftsfelder und Ressorts nicht mehr mit denen für das erste Halbjahr 2005 ermittelten Erfolgszahlen vergleichbar. Entsprechend IAS 14.76 wurden in der Darstellung der Segmentinformationen die Vorjahreszahlen an die neue Struktur angepasst. Des weiteren sind die Auswirkungen der Anwendung geänderter und neuer IFRS-Regelungen in den angepassten Vorjahreswerten der Segmentberichterstattung ebenfalls berücksichtigt.

Einzelheiten hierzu sind ausführlich im Zwischenbericht zum 31. März 2005 sowie im IR-Release zum 29. April 2005 beschrieben worden. Es ist zu beachten, dass im Laufe des zweiten Quartals keine weitere Reorganisation stattgefunden hat.

REORGANISIERTE ERFOLGSZAHLEN NACH GESCHÄFTSFELDERN
H1/2004 sowie Gesamtjahr 2004

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
1.1.-30.06.2004	1.284	1.049	462	59	-113	2.741
1.1.-31.12. 2004	2.547	2.185	989	121	-180	5.662
Kreditrisikovorsorge						
1.1.-30.06.2004	165	204	90	437	-1	895
1.1.-31.12. 2004	391	395	-72	1.070	11	1.795
Provisionsüberschuss						
1.1.-30.06.2004	616	602	169	5	1	1.393
1.1.-31.12. 2004	1.230	1.206	392	9	8	2.845
Handelsergebnis						
1.1.-30.06.2004	0	33	408	0	8	449
1.1.-31.12. 2004	2	86	613	0	27	728
Verwaltungsaufwand						
1.1.-30.06.2004	1.334	1.116	602	43	18	3.113
1.1.-31.12. 2004	2.540	2.270	1.168	87	53	6.118

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Saldo sonstige betriebliche Erträge/Aufwendungen						
1.1.-30.06.2004	82	0	16	-2	-5	91
1.1.-31.12. 2004	94	-34	14	-12	39	101
Betriebsergebnis						
1.1.-30.06.2004	483	364	363	-418	-126	666
1.1.-31.12. 2004	942	778	912	-1.039	-170	1.423
Finanzanlageergebnis						
1.1.-30.06.2004	-7	-16	-7	0	225	195
1.1.-31.12. 2004	-31	-34	-60	0	61	-64
Abschreibungen auf Geschäfts- oder Firmenwerte						
1.1.-30.06.2004	10	42	20	0	5	77
1.1.-31.12. 2004	33	84	40	0	8	165

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Zuführung zu Restrukturierungsrückstellungen						
1.1.-30.06.2004	0	0	0	0	0	0
1.1.-31.12. 2004	0	0	0	0	250	250
Zuführung zu Sonderwertberichtigungen						
1.1.-30.06.2004	0	0	0	0	0	0
1.1.-31.12. 2004	0	0	0	2.500	0	2.500
Saldo übrige Erträge/ Aufwendungen						
1.1.-30.06.2004	-4	-1	-1	-104	-66	-176
1.1.-31.12. 2004	-7	-4	-1	-210	-135	-357
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern						
1.1.-30.06.2004	462	305	335	-522	28	608
1.1.-31.12. 2004	871	656	811	-3.749	-502	-1.913

REORGANISIERTE ERFOLGSZAHLEN NACH RESSORTS
H1/2004 und Gesamtjahr 2004

Geschäftsfeld Deutschland

in Mio €	Privatkundengeschäft	Firmenkunden und freie Berufe	Immobilien	Konsolidierung	Geschäftsfeld Deutschland Gesamt
Operative Erträge					
1.1.-30.06.2004	960	811	211	0	1.982
1.1.-31.12.2004	1.844	1.601	426	2	3.873
Kreditrisikovorsorge					
1.1.-30.06.2004	52	112	1	0	165
1.1.-31.12.2004	121	267	3	0	391
Verwaltungsaufwand					
1.1.-30.06.2004	862	375	97	0	1.334
1.1.-31.12.2004	1.593	774	171	2	2.540
Betriebsergebnis					
1.1.-30.06.2004	46	324	113	0	483
1.1.-31.12.2004	130	560	252	0	942

Geschäftsfeld Österreich/CEE

in Mio €	Privatkunden Österreich	Firmenkunden Österreich	Großkunden und Immobilien	CEE	Konsolidierung	Geschäftsfeld Österreich und CEE Gesamt
Operative Erträge						
1.1.-30.06.2004	555	300	264	565	0	1.684
1.1.-31.12.2004	1.131	585	554	1.173	0	3.443
Kreditrisikovorsorge						
1.1.-30.06.2004	40	106	14	44	0	204
1.1.-31.12.2004	74	200	35	86	0	395
Verwaltungsaufwand						
1.1.-30.06.2004	453	185	142	336	0	1.116
1.1.-31.12.2004	908	385	285	692	0	2.270
Betriebsergebnis						
1.1.-30.06.2004	62	9	108	185	0	364
1.1.-31.12.2004	149	0	234	395	0	778

Geschäftsfeld Corporates & Markets

in Mio €	Markets	Corporates	Konsolidie-rung	Geschäftsfeld Corporates & Markets Gesamt
Operative Erträge				
1.1.-30.06.2004	659	400	-4	1.055
1.1.-31.12.2004	1.103	912	-7	2.008
Kreditrisiko-vorsorge				
1.1.-30.06.2004	0	90	0	90
1.1.-31.12.2004	0	-72	0	-72
Verwaltungs-aufwand				
1.1.-30.06.2004	383	223	-4	602
1.1.-31.12.2004	717	458	-7	1.168
Betriebser-gebnis				
1.1.-30.06.2004	276	87	0	363
1.1.-31.12.2004	386	526	0	912

IR-Unterlagen

Am 27. Juli 2005 werden wir um ca. 7:30 Uhr die wesentlichen Ergebnisse und Aussagen in einer IR-Release veröffentlichen. Der Zwischenbericht zum ersten Halbjahr 2005 und eine Präsentation werden auf unserer Homepage http://www.hvbgroup.com/ir zum Download bereitgestellt.

Ihr HVB Investor Relations Team

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: *http://www.hvbgroup.com/ir*

HVB Group

INVESTOR RELATIONS RELEASE **JULY 27, 2005**

Results for the first half of 2005: HVB Group remains on track towards its targets

- **Good performance of key operating income components in the second quarter:**
  - net interest income (€1,493 million) increases significantly versus the first quarter; net commission income (€764 million) climbs slightly
  - administrative expenses (€1,623 million) increase only slightly; stable trend in loan-loss provisions (€326 million)
  - decline in operating profit (€412 million) reflects lower trading result (€101 million)
- **After six months, the operating profit (€960 million) and pre-tax profit (€971 million) increase significantly year-on-year**
- **Profit at the half-year mark (€566 million) more than doubles on a year-on-year basis and is thus clearly in line with the target range for fiscal 2005 as a whole**
- **Return on equity after taxes 9.7%, cost-income ratio 66.7% at June 30, 2005**

Today, HVB Group presents its interim report at June 30, 2005. The comparative figures have been adjusted to reflect the required initial application of revised IFRS. As a result of changes to the organizational structure of HVB Group, the results of the business segments and business units disclosed in the prior year are no longer comparable with the figures calculated for the first half of fiscal 2005. We have therefore adjusted the prior-year figures to match the new structure in the segment information.

Overall, HVB Group recorded good financial performance in the second quarter 2005, despite unfavorable conditions in the capital markets. A particularly pleasing aspect was the increase in the two most important revenue components: net interest income increased noticeably compared to the first quarter, and net commission income slightly exceeded even the high level recorded in the first three months. Administrative expenses edged up only slightly; loan-loss provisions recorded a very stable trend. The decline in the operating profit is thus virtually exclusively attributable to the

lower trading result compared to the first quarter. Compared to its ambitious guidance for full-year 2005, HVB Group was on track at the mid-year mark. In a difficult macroeconomic environment, it succeeded in boosting its operating profit, pre-tax and net profit very significantly on a year-on-year basis.

Dieter Rampl, Board Spokesman of HVB Group: "Despite a still sluggish economy, we are fully on track in our key income components. All in all, I am very confident after the first six months of the present fiscal year that we will realize our envisaged annual target."

Detailed breakdown of the results:

Compared to the first quarter (€1,404 million), net interest income improved significantly in the second quarter, by 6.3% to €1,493 million. This increase is largely due to seasonal effects (dividend inflows at Bank Austria Creditanstalt) and non-continuous effects such as prepayment compensations. At the half-year mark, net interest income stood at €2,897 million, which corresponds to a year-on-year increase of 5.7% (€2,741 million). Against the background of rising volumes, the interest margin on the basis of the average on-balance-sheet risk-weighted assets rose to 2.67%, exceeding both the level recorded in mid-2004 (2.53%) and the level recorded at March 31, 2005 (2.62%).

Net commission income stood at €764 million in the second quarter and thus slightly surpassed (+0,9%) the excellent result recorded in the first three months (€757 million). With €1,521 million at the end of June 2005, it exceeded the prior-year level (€1,393 million) by a pleasing 9.2%. In an uncertain capital market environment, which was triggered off by the events in the US automobile sector, the trading result came to €101 million, falling short of the high level recorded in the first quarter (€322 million). After the first six months, the trading result amounted to €423 million and was thus 5.8% below the prior-year figure (€449 million).

The balance of other operating income and expenses increased to €3 million in the second quarter compared to the result of the first three months (-€12 million). On a year-on-year basis, the balance came to -€9 million and was thus noticeably below the prior-year level (€91 million), which included the disposal gain for BethmannMaffei of €53 million. Because of the lower trading result, total operating revenues declined 4.5%, to €2,361 million, compared to the previous quarter (€2.471 million €). On a year-on-year basis, they increased 3.4%, from €4,674 million to €4,832 million.

At €1,623 million, administrative expenses rose only slightly, by 1.4%, in the second quarter (Q1/05: €1,600 million). In particular, this increase is attributable to the first-time consolidation effect of IMB. In a year-on-year comparison, administrative expenses of €3,223 million in the first six

months were 3.5% above the prior-year level (€3,113 million). The cost-income ratio stood at 66.7% at the end of June (previous year: 66.6%).

For fiscal 2005 as a whole, HVB Group continues to expect loan-loss provisions of approximately €1.3 billion, which translates into a pro-rata figure of €649 million for the first six months. This corresponds to a pronounced decline of 27.5% compared to the prior-year level (€895 million). In the second quarter, loan-loss provisions came to €326 million and were thus virtually unchanged versus the previous quarter (€323 million).

At €412 million, the operating profit in the second quarter declined by 24.8% versus the above-average result generated in the first three months (€548 million). Against the background of an otherwise pleasing operating performance, this figure again reflects the lower trading result. Nevertheless, HVB Group's operating profit in the second quarter exceeded the previous year's quarterly average by 16%. At €960 million after six months, the operating profit was boosted substantially compared to the prior-year level (€666 million). This means that the sustained operating improvement recorded in fiscal 2004 continued in mid-2005, too.

In the second quarter, net income from investments of €30 million included the disposal gain for the participation in Rhön-Klinikum (€36 million) and amounted to €84 million at the end of June. In accordance with the new IFRS 3, regular amortization of goodwill has been discontinued since January 1, 2005. Non-scheduled impairments were not necessary in the second quarter 2005. The balance of other income and expenses mainly includes pro-rata absorbed losses for companies attributable to the Real Estate Restructuring (RER) segment.

The pre-tax profit stood at €406 million in the second quarter and thus remained 28.1% below the result of the first quarter (€565 million). The level of €971 million recorded at the mid-year mark considerably exceeded the prior-year figure (€608 million), by 59.7%. After taxes and minority interest, HVB Group generated a profit of €230 million in the second quarter, which fell 31.5% short of the strong performance of the previous quarter (€336 million). Its cumulative profit for the first six months came to €566 million and thus more than doubled compared to the prior-year figure (€267 million).

Return on equity before taxes of HVB Group increased from 9.0% (at June 30, 2004, after adjustment for goodwill amortization) to 13.5%; return on equity after taxes climbed from 5.4% (at June 30, 2004, after adjustment for goodwill amortization) to 9.7%.

Segment reporting at June 30, 2005

The individual business segment made the following contributions to the bank's operating profit of €960 million

Germany	€359 million
Austria & CEE	€467 million
Corporates & Markets	€361 million
Real Estate Restructuring	€ 19 million

As a result of the changes to the organizational structure of HVB Group detailed in the interim report at March 31, 2005, (cf. interim report at March 31, 2005), the results of the business segments and business units disclosed in the prior year are no longer comparable with the figures calculated for the first half of fiscal 2005. Compliant with IAS 14.76, the prior-year figures have been adjusted to match the new structure in the presentation of the segment information.

The effects of applying revised and new IFRSs, where they are to be applied retrospectively, have similarly been incorporated in the adjusted prior-year values for segment reporting.

With an operating profit of €359 million, the Germany business segment made a significant contribution to HVB Group's overall operating profit. In fiscal 2004 as a whole, the operating profit of the Germany business segment as reported in the 2004 Annual Report - before changes in the organizational structure (including RER) - amounted to just €18 million.

The workout portfolios of the German real estate business managed by the Germany business segment until December 31, 2004 are no longer included in the adjusted prior-year comparative figures of the Germany business segment because they have been allocated to the RER segment. In particular, the loan-loss provisions set up for these portfolios in 2004 are no longer shown. By transferring all the workout portfolios of the German real estate business to the RER segment, an atypical trend has occurred in the area of loan-loss provisions in the Germany business segment compared with the adjusted prior-year figures (cf. the detailed description in the interim report at June 30, 2005).

The Austria/CEE business segment generated an operating profit of €467 million in the first half of 2005 and is thus €103 million, or more than one quarter, above the comparable period of the previous year.

The operating profit in the Corporates & Markets business segment was in line with the previous year. Pre-tax profit was boosted by one third due to the disposal gains from the sale of some of the

shares we hold in Premiere AG and our holding in Rhön-Klinikum, which are recognized under net income from investments (€79 million, up from -€7 million in the previous year).

The new Real Estate Restructuring segment (RER) comprises the ailing real estate exposures from the entire German real estate finance business of HVB AG and the remaining portfolios of the former Real Estate Workout segment. Here, we recorded an increase in both operating revenues and administrative expenses compared to the adjusted prior-year figures. Since no further loan-loss provisions had to be posted in 2005 for the lending portfolios allocated to this segment, it generated a positive operating profit of €19 million (previous year -€418 million). The volume of the RER segment was reduced noticeably in the first half of 2005, to €13.9 billion (€15.4 billion at yearend 2004).

Risk-weighted assets and capital ratios

At June 30, 2005, risk-weighted assets compliant with BIS rules amounted to €246.5 billion This is €7.9 billion more than the level recorded at yearend 2004. The core capital ratio came to 6.4% (6.6% at December 31, 2004), the equity funds ratio stood at 10.0% (10.4% at December 31, 2004).

The interim report for the first six months of 2005 and a presentation will be made available for download at our homepage at http://www.hvbgroup.com/ir.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Financial Highlights

	1/1/- 6/30/2005	1/1/- 6/30/2004
Key indicators (in %)		
Return on equity after taxes [1]	9.7	5.4
Return on equity before taxes [1]	13.5	9.0
Cost-income ratio (based on operating revenues)	66.7	66.6
Earnings	**1/1/- 6/30/2005**	**1/1/- 6/30/2004**
Operating profit (in € million)	960	666
Profit/loss from ordinary activities/Pre-tax profit (in € million)	971	608
Profit/loss (in € million)	566	267
Earnings per share (in €)[1]	0.75	0.53
Balance sheet figures (in € billion)	**6/30/2005**	**12/31/2004**
Total assets	492.7	467.4
Total lending volume	333.3	324.6
Shareholders' equity	15.4	14.0
Key capital ratios compliant with BIS	**6/30/2005**	**12/31/2004 [2]**
Core capital (in € billion)	15.7	15.7
Equity funds (in € billion)	27.8	27.1
Risk assets (in € billion)	246.5	238.6
Core capital ratio (in %)	6.4	6.6 [3]
Equity funds ratio (in %)	10.0	10.4
Share information	**1/1/- 6/30/2005**	**2004**
Share price		
Reporting date (in €)	21.51	16.70
High (in €)	22.15	21.13
Low (in €)	16.30	12.86
Market capitalization, reporting data (in € billion)	16.1	12.5
	6/30/2005	**12/31/2004**
Employees	59,294	57,806
Branch offices	2,190	2,036

[1] 2004 figures adjusted for amortization of goodwill

[2] According to approved financial statements

[3] 6.2% including consolidation and other effects to be taken into account from the start of 2005

Income statement from January 1 to June 30, 2005

in € million	1/1/-6/30/ 2005	1/1/-6/30/ 2004	Change in € m	Change in %
Interest income	8,543	8,631	(88)	- 1.0
Interest expenses	5,646	5,890	(244)	- 4.1
Net interest income	2,897	2,741	156	+ 5.7
Provisions for losses on loans and advances	649	895	(246)	- 27.5
Net interest income after provisions for losses on loans and advances	2,248	1,846	402	+ 21.8
Commission income	1,823	1,713	110	+ 6.4
Commission expenses	302	320	(18)	- 5.6
Net commission income	1,521	1,393	128	+ 9.2
Trading profit	423	449	(26)	- 5.8
Administrative expenses	3,223	3,113	110	+ 3.5
Balance of other operating income and expenses	(9)	91	(100)	--
Operating profit	**960**	**666**	**294**	**+ 44.1**
Net income from investments	84	195	(111)	- 56.9
Amortization of goodwill	0	77	(77)	>-100.0
Balance of other income and expenses	(73)	(176)	103	+ 58.5
Profit from ordinary activities/ Pre-tax profit	**971**	**608**	**363**	**+ 59.7**
Taxes on income	267	212	55	+ 25.9
Net profit	**704**	**396**	**308**	**+ 77.8**
Minority interests in net income	(138)	(129)	(9)	- 7.0
Profit/loss	**566**	**267**	**299**	**>+100.0**

Consolidated balance sheet as of June 30, 2005

ASSETS in € million	**6/30/2005**	**12/31/2004**	**Change in € m**	**in %**
Cash reserves	5,872	6,903	(1,031)	-14.9
Assets held for trading purposes	103,334	91,711	11,623	+12.7
Placements with, and loans and advances to, other banks	51,862	47,479	4,383	+9.2
Loans and advances to customers	281,765	275,119	6,646	+2.4
Write-downs on loans and advances	(13,858)	(13,404)	(454)	-3.4
Investments	46,801	44,483	2,318	+5.2
Property, plant and equipment	2,809	2,855	(46)	-1.6
Intangible assets	2,671	2,627	44	+1.7
Income tax assets	4,047	4,157	(110)	-2.6
Other assets	7,442	5,455	1,987	+36.4
TOTAL ASSETS	**492,745**	**467,385**	**25,360**	**+5.4**

Consolidated balance sheet as of June 30, 2005

SHAREHOLDERS' EQUITY AND LIABILITIES in € million	6/30/2005	12/31/2004	Change in € m	Change in %
Deposits from other banks	109,428	103,606	5,822	+ 5.6
Amounts owed to other depositors	152,747	144,451	8,296	+ 5.7
Promissory notes and other liabilities evidenced by paper	111,092	109,562	1,530	+ 1.4
Liabilities held for trading purposes	68,144	59,831	8,313	+ 13.9
Provisions	4,514	4,460	54	+ 1.2
Income tax liabilities	3,069	3,030	39	+ 1.3
Other liabilities	10,091	10,015	76	+ 0.8
Subordinated capital	18,299	18,454	(155)	- 0.8
Shareholders' equity	15,361	13,976	1,385	+ 9.9
Shareholders' equity attributable to shareholders of HVB AG	12,357	11,467	890	+ 7.8
Subscribed capital	2,251	2,252	(1)	0.0
Additional paid-in capital	9,099	9,103	(4)	0.0
Retained earnings	--	--	--	--
Reserves from currency and other changes	281	227	54	+ 23.8
Change in valuation of financial instruments	160	(115)	275	
AfS reserve	409	354	55	+ 15.5
Hedge reserve	(249)	(469)	220	+ 46.9
Consolidated profit/loss 2004	--	--	--	--
Profit/loss/ 1/1/-6/30/	566	0	566	+ 100.0
Minority interests	3,004	2,509	495	+ 19.7
TOTAL SHAREHOLDERS' EQUITY AND LIABILITIES	**492,745**	**467,385**	**25,360**	**+ 5.4**

Income statement by business segment from January 1 to June 30, 2005

in € million	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring	Other/ Consolidation	HVB Group
Net interest income						
1/1/ - 6/30/2005	1,345	1,138	462	73	(121)	2,897
1/1/ - 6/30/2004	1,284	1,049	462	59	(113)	2,741
Provisions for losses on loans and advances						
1/1/ - 6/30/2005	391	217	31	--	10	649
1/1/ - 6/30/2004	165	204	90	437	(1)	895
Net commission income						
1/1/ - 6/30/2005	705	649	166	2	(1)	1,521
1/1/ - 6/30/2004	616	602	169	5	1	1,393
Trading profit (loss)						
1/1/ - 6/30/2005	1	28	395	--	(1)	423
1/1/ - 6/30/2004	--	33	408	--	8	449
General administrative expenses						
1/1/ - 6/30/2005	1,307	1,157	613	54	92	3,223
1/1/ - 6/30/2004	1,334	1,116	602	43	18	3,113
Balance of other operating income and expenses						
1/1/ - 6/30/2005	6	26	(18)	(2)	(21)	(9)
1/1/ - 6/30/2004	82	--	16	(2)	(5)	91

in € million	Germany	Austria and CEE	Corpo-rates & Markets	Real Estate Restruc-turing	Other/ Consoli-dation	HVB Group
Operating profit (loss)						
1/1/ - 6/30/2005	359	467	361	19	(246)	960
1/1/ - 6/30/2004	483	364	363	(418)	(126)	666
Net income from invest-ments						
1/1/ - 6/30/2005	(3)	(13)	79	0	21	84
1/1/ - 6/30/2004	(7)	(16)	(7)	--	225	195
Amortization of goodwill						
1/1/ - 6/30/2005	--	--	--	--	--	--
1/1/ - 6/30/2004	10	42	20	--	5	77
Balance of other income and expenses						
1/1/ - 6/30/2005	(3)	(2)	--	(67)	(1)	(73)
1/1/ - 6/30/2004	(4)	(1)	(1)	(104)	(66)	(176)
Profit/loss from ordinary activities/Pre-tax profit						
1/1/ - 6/30/2005	353	452	440	(48)	(226)	971
1/1/ - 6/30/2004	462	305	335	(522)	28	608
of which: Bank Austria-Creditanstalt Group						
1/1/ - 6/30/2005	--	452	76	--	3	531
1/1/ - 6/30/2004	--	305	41	--	(6)	340

Return on equity by business segment

in %	Germany	Austria and CEE	Corporates & Markets	Real Estate Restructuring [1]	Other/ Consolidation	HVB Group
Return on equity before taxes [2]						
1/1/ - 6/30/2005	12.2	21.0	25.9	--	--	13.5
1/1/ - 6/30/2004 [3]	15.8	16.7	19.5	--	--	9.0

[1] Ratios for the "Real Estate Restructuring" segment have no informative value

[2] Pre-tax profit as a proportion of average shareholders' equity including minority interests (excluding change in valuation of financial instruments)

[3] 2004 figures adjusted for amortization of goodwill

Income statement by business unit Germany business segment

in € million	Private Customers	Corporate Customers and Profession-als	Real Estate	Consoli-dation	Germany Business Segment Total
Operating revenues					
6/30/2005	965	874	220	(2)	2,057
6/30/2004 (reorganized)	960	811	211	--	1,982
6/30/2004 (before reorganiza-tion)	963	838	235	--	2,036[1)]
Loan-loss provi-sions					
6/30/2005	118	177	97	(1)	391
6/30/2004 (reorganized)	52	112	1	--	165
6/30/2004 (before reorganiza-tion)	86	283	202	--	571[1)]
General administra-tive expenses					
6/30/2005	799	416	93	(1)	1,307
6/30/2004 (reorganized)	862	375	97	--	1,334
6/30/2004 (before reorganiza-tion)	869	389	119	--	1,377[1)]
Operating profit (loss)					
6/30/2005	48	281	30	--	359
6/30/2004 (reorganized)	46	324	113	--	483
6/30/2004 (before reorganiza-tion)	8	166	(86)	--	88[1)]

in € million	Private Customers	Corporate Customers and Profession-als	Real Estate	Consoli-dation	Germany Business Segment Total
For information only: Operating result **before loan-loss provisions**					
6/30/2005	166	458	127	(1)	750
6/30/2004 (reorganized)	98	436	114	--	648
6/30/2004 (before reorganiza-tion)	94	449	116	--	659
Cost-income ratio					
6/30/2005	82.8%	47.6%	42.3%	n.a.	63.5%
6/30/2004 (reorganized)	89.8%	46.2%	46.0%	n.a.	67.3%
6/30/2004 (before reorganiza-tion)	90.2%	46.4%	50.6%	n.a.	67.6%

1) as stated in the annual report 2004

Austria/CEE business segment

in € million	Private Customers/ Austria	SME/ Austria	Large Corporates/ Real Estate	CEE	Consoli-dation	Austria/ CEE Business Segment Total
Operating revenues						
6/30/2005	570	301	278	693	(1)	1,841
6/30/2004	555	300	264	565	--	1,684
Loan-loss provisions						
6/30/2005	47	91	15	64	--	217
6/30/2004	40	106	14	44	--	204
General administrative expenses						
6/30/2005	454	188	132	384	(1)	1,157
6/30/2004	453	185	142	336	--	1,116
Operating profit (loss)						
6/30/2005	69	22	131	245	--	467
6/30/2004	62	9	108	185	--	364
Cost-income ratio						
6/30/2005	79.6%	62.5%	47.5%	55.4%	n.a.	62.8%
6/30/2004	81.6%	61.7%	53.8%	59.5%	n.a.	66.3%

Corporates & Markets business segment

in € million	Markets	Corporates	Consolida-tion	Corporates & Markets Business Segment Total
Operating revenues				
6/30/2005	582	423	--	1,005
6/30/2004	659	400	(4)	1,055
Loan-loss provisions				
6/30/2005	(5)	36	--	31
6/30/2004	--	90	--	90
General administrative expenses				
6/30/2005	391	222	--	613
6/30/2004	383	223	(4)	602
Operating profit (loss)				
6/30/2005	196	165	--	361
6/30/2004	276	87	--	363
Cost-income ratio				
6/30/2005	67.2%	52.5%	n.a.	61.0%
6/30/2004	58.1%	55.8%	n.a.	57.1%

File No. 82-3777

HVB Group

INVESTOR RELATIONS RELEASE **27. JULI 2005**

Ergebnis des ersten Halbjahres 2005: HVB Group weiter auf Zielkurs

- **Gute Entwicklung wesentlicher operativer Ergebniskomponenten im zweiten Quartal:**
  - **Zinsüberschuss (1.493 Mio €) gegenüber dem ersten Quartal deutlich gesteigert; Provisionsüberschuss (764 Mio €) leicht erhöht**
  - **Verwaltungsaufwendungen (1.623 Mio €) legen nur geringfügig zu; stabile Entwicklung der Kreditrisikovorsorge (326 Mio €)**
  - **Rückgang des Betriebsergebnisses (412 Mio €) spiegelt niedrigeres Handelsergebnis (101 Mio €) wider**
- **Nach sechs Monaten signifikante Steigerung von Betriebsergebnis (960 Mio €) und Ergebnis vor Steuern (971 Mio €) gegenüber Vorjahr**
- **Zum Halbjahr Gewinn (566 Mio €) im Vorjahresvergleich mehr als verdoppelt und damit klar im Zielkorridor für das Gesamtjahr 2005**
- **Eigenkapitalrentabilität nach Steuern 9,7%, Cost-Income-Ratio 66,7% per 30.06.05**

Die HVB Group legt heute ihren Zwischenbericht zum 30. Juni 2005 vor. Die Vorjahreswerte wurden aufgrund der erforderlichen Erstanwendungsrechnung geänderter IFRS angepasst. Aufgrund aufbauorganisatorischer Veränderungen innerhalb der HVB Group sind die im Vorjahr ausgewiesenen Ergebnisse der Geschäftsfelder und Ressorts nicht mehr mit den für das erste Halbjahr 2005 ermittelten Erfolgszahlen vergleichbar. Daher haben wir bei der Darstellung der Segmentinformationen die Vorjahreszahlen an die neue Struktur angepasst.

Die HVB Group verzeichnete im zweiten Quartal 2005 trotz ungünstiger Bedingungen an den Kapitalmärkten eine insgesamt gute finanzielle Entwicklung. Erfreulich war insbesondere der Anstieg der beiden wichtigsten Ertragspositionen: Der Zinsüberschuss legte gegenüber dem ersten Quartal spürbar zu, der Provisionsüberschuss konnte das hohe Niveau der ersten drei Monate nochmals leicht übertreffen. Die Verwaltungsaufwendungen erhöhten sich nur geringfügig, die Risikovorsorge entwickelte sich sehr stabil. Der Rückgang des Betriebsergebnisses ist

damit nahezu ausschließlich auf ein gegenüber dem ersten Quartal niedrigeres Handelsergebnis zurückzuführen. Gemessen an ihren anspruchsvollen Zielen für das Gesamtjahr 2005 lag die HVB Group zum Halbjahr innerhalb ihrer Planvorgaben. Hierbei konnte sie sowohl Betriebsergebnis als auch Ergebnis vor Steuern und Gewinn in einem schwierigen gesamtwirtschaftlichen Umfeld im Vergleich zum Vorjahr sehr deutlich steigern.

Dieter Rampl, Sprecher des Vorstands der HVB Group: "Trotz einer weiterhin verhaltenen Konjunkturentwicklung liegen wir mit den wesentlichen Ergebniskomponenten voll im Plan. Insgesamt bin ich nach den ersten sechs Monaten des laufenden Geschäftsjahres sehr zuversichtlich, dass wir unser angestrebtes Jahresziel erreichen werden."

Die Ergebnisse im Einzelnen:

Gegenüber dem ersten Quartal (1.404 Mio €) verbesserte sich der Zinsüberschuss im zweiten Quartal deutlich um 6,3% auf 1.493 Mio €. Der Anstieg ist überwiegend auf saisonale (Dividendenzuflüsse bei der Bank Austria Creditanstalt) sowie einmalige Effekte (wie Vorfälligkeitsentschädigungen) zurückzuführen. Zum Halbjahr erreichte der Zinsüberschuss 2.897 Mio €; das sind 5,7% mehr als im Vorjahr (2.741 Mio €). Bei steigendem Volumen erhöhte sich die Zinsspanne auf Basis der durchschnittlichen bilanziellen Risikoaktiva mit 2,67% sowohl gegenüber dem Wert zur Jahresmitte 2004 (2,53%) als auch im Vergleich zum 31.3.2005 (2,62%).

Der Provisionsüberschuss lag im zweiten Quartal bei 764 Mio € und damit leicht (+0,9%) über dem sehr guten Ergebnis der ersten drei Monate (757 Mio €). Zum Halbjahr übertraf er mit 1.521 Mio € den Vorjahreswert (1.393 Mio €) um erfreuliche 9,2%. In einem aufgrund der Ereignisse am US-Automobilmarkt hervorgerufenen unsicheren Kapitalmarktumfeld erreichte das Handelsergebnis mit 101 Mio € nicht den hohen Wert des ersten Quartals (322 Mio €). Nach dem ersten Halbjahr erreichte das Handelsergebnis 423 Mio € und bewegte sich damit um 5,8% unterhalb des Vorjahreswertes (449 Mio €).

Der Saldo der sonstigen betrieblichen Erträge und Aufwendungen erhöhte sich gegenüber dem Ergebnis der ersten drei Monate (-12 Mio €) im zweiten Quartal auf 3 Mio €. Im Vorjahresvergleich lag der Saldo bei -9 Mio € und damit spürbar unter dem Vorjahreswert (91 Mio €), der den Veräußerungsgewinn BethmannMaffei von 53 Mio € enthielt. Die gesamten operativen Erträge verminderten sich im Vergleich mit dem Vorquartal (2.471 Mio €) im zweiten Quartal infolge des schwächeren Handelsergebnisses um 4,5% auf 2.361 Mio €. Im Vorjahresvergleich legten sie um 3,4% von 4.674 Mio € auf 4.832 Mio € zu.

Mit 1.623 Mio € stiegen die Verwaltungsaufwendungen im zweiten Quartal geringfügig um 1,4%

an (Q1/05: 1.600 Mio €). Der Anstieg ist insbesondere auf den Erstkonsolidierungseffekt IMB zurückzuführen. Im Halbjahresvergleich lagen die Verwaltungsaufwendungen mit 3.223 Mio € um 3,5% über dem Vorjahr (3.113 Mio €). Die Cost-income-ratio belief sich per Ende Juni auf 66,7% (Vorjahr 66,6%).

Für das Gesamtjahr 2005 erwartet die HVB Group weiterhin eine Risikovorsorge in Höhe von ca. 1,3 Mrd €, das sind anteilig für die ersten sechs Monate 649 Mio. €. Dies entspricht einem kräftigen Rückgang von 27,5% gegenüber dem Vorjahreswert (895 Mio. €). Im zweiten Quartal lag die Risikovorsorge mit 326 Mio € gegenüber dem Vorquartal (323 Mio €) damit nahezu unverändert.

Mit 412 Mio € reduzierte sich das Betriebsergebnis des zweiten Quartals gegenüber dem überdurchschnittlichen Ergebnis der ersten drei Monate (548 Mio €) um 24,8%. Bei einer ansonsten erfreulichen operativen Entwicklung findet auch hier das schwächere Handelsergebnis seinen Niederschlag. Dennoch lag die HVB Group mit dem Betriebsergebnis des zweiten Quartals um 16% über dem Quartalsdurchschnitt des Vorjahres. Nach sechs Monaten konnte das Betriebsergebnis mit 960 Mio € gegenüber dem Vorjahreswert (666 Mio €) kräftig gesteigert werden. Damit setzt sich die nachhaltige Ergebnisverbesserung aus dem Geschäftsjahr 2004 auch zur Jahresmitte 2005 fort.

Im zweiten Quartal ist im Finanzanlageergebnis von 30 Mio € der Veräußerungsgewinn für die Beteiligung an Rhön-Klinikum (36 Mio €) enthalten. Zum Halbjahr erreichte es 84 Mio €. Geschäfts- oder Firmenwerte werden gemäß des neuen IFRS 3 seit 1. Januar 2005 nicht mehr planmäßig abgeschrieben. Außerplanmäßige Abschreibungen waren im zweiten Quartal 2005 nicht vorzunehmen. In den übrigen Erträgen und Aufwendungen sind im wesentlichen Verlustübernahmen für Gesellschaften, die dem Segment Real Estate Restructuring (RER) zugeordnet sind, anteilig berücksichtigt.

Das Ergebnis vor Steuern erreichte im zweiten Quartal 406 Mio € und blieb damit hinter dem Ergebnis des ersten Quartals (565 Mio €) um 28,1% zurück. Zum Halbjahr lag es mit 971 Mio € mit 59,7% erheblich über dem Vorjahr (608 Mio €). Nach Steuern und Fremdanteilen erzielte die HVB Group mit 230 Mio € im zweiten Quartal gegenüber dem starken Vorquartal (336 Mio €) einen um 31,5% geringeren Gewinn. Dieser betrug kumuliert nach sechs Monaten 566 Mio €; mehr als doppelt so viel wie im Vorjahr (267 Mio €).

Die Eigenkapitalrentabilität vor Steuern der HVB Group erhöhte sich von 9,0% (per 30.6.04 bereinigt um Goodwillabschreibungen) auf 13,5%, die Eigenkapitalrentabilität nach Steuern von 5,4% (per 30.6.04 bereinigt um Goodwillabschreibungen) auf 9,7%.

Erfolgsrechnung nach Geschäftsfeldern per 30.6.05

Zum Betriebsergebnis in Höhe von 960 Mio € haben die Geschäftsfelder

Deutschland	359 Mio. €
Österreich und CEE	467 Mio. €
Corporates & Markets	361 Mio. €
Real Estate Restructuring	19 Mio. €

beigetragen.

Auf Grund der im Zwischenbericht zum 31.3.2005 ausführlich beschriebenen aufbauorganisatorischen Veränderungen (vgl. Zwischenbericht zum 31.3.2005) innerhalb der HVB Group sind die im Vorjahr ausgewiesenen Ergebnisse der Geschäftsfelder und Ressorts nicht mehr mit den für das erste Halbjahr 2005 ermittelten Erfolgszahlen vergleichbar. Entsprechend IAS 14.76 haben wir bei der Darstellung der Segmentinformationen die Vorjahreszahlen an die neue Struktur angepasst.

Die Auswirkung der Anwendung geänderter und neuer IFRS-Regelungen sind, soweit sie rückwirkend anzuwenden waren, in den angepassten Vorjahreswerten der Segmentberichterstattung ebenfalls berücksichtigt.

Das Geschäftsfeld Deutschland erzielte mit einem Betriebsergebnis in Höhe von 359 Mio € einen signifikanten Beitrag zum gesamten Betriebsergebnis der HVB Group. Im gesamten Vorjahr betrug das im Geschäftsbericht 2004 ausgewiesene Betriebsergebnis des Geschäftsfelds Deutschland - vor aufbauorganisatorischen Änderungen (inkl. RER) - lediglich 18 Mio €.

Die bis zum 31. Dezember 2004 im Geschäftsfeld Deutschland geführten Sanierungsbestände des deutschen Immobilienfinanzierungsgeschäftes sind wegen ihrer Zuordnung zum Segment RER in den angepassten Vorjahresvergleichszahlen des Geschäftsfelds Deutschland nicht mehr enthalten. Insbesondere fehlt die auf diese Bestände im Jahr 2004 entfallene Kreditrisikovorsorge. Durch diese Überführung des gesamten Sanierungsbestandes des deutschen Immobilienfinanzierungsgeschäftes in das Segment RER kommt es daher im Geschäftsfeld Deutschland im Vergleich zu den angepassten Vorjahreszahlen im Bereich der Kreditrisikovorsorge zu einer atypischen Entwicklung (vgl. hierzu ausführlich Zwischenbericht zum 30. Juni 2005).

Das Geschäftsfeld Österreich und CEE erwirtschaftete im ersten Halbjahr 2005 ein Betriebsergebnis von 467 Mio € und liegt damit um 103 Mio € bzw. mehr als ein Viertel über dem Vergleichszeitraum des Vorjahres.

Im Geschäftsfeld Corporates & Markets wurde das Betriebsergebnis des Vorjahres erreicht. Durch die im Finanzanlageergebnis (79 Mio € nach - 7 Mio € im Vorjahr) vereinnahmten Veräußerungsgewinne aus dem Verkauf eines Teils unserer Anteile an der Premiere AG und der Anteile an Rhön-Klinikum konnte das Ergebnis vor Steuern um ein Drittel gesteigert werden.

Das neue Geschäftsfeld Real Estate Restructuring (RER) umfasst die Sanierungsbestände des gesamten deutschen Immobilienfinanzierungsgeschäfts der HVB AG sowie die Restbestände des ehemaligen Segments Workout Immobilien. Hier verzeichnen wir im Vergleich zu den angepassten Vorjahreszahlen sowohl bei den operativen Erträgen als auch bei den Verwaltungsaufwendungen einen Anstieg. Da in 2005 keine weitere Risikovorsorge auf die diesem Segment zugeordneten Kreditportfolios vorzunehmen war, erreichte das Segment mit 19 Mio € (Vorjahr - 418 Mio €) ein positives Betriebsergebnis. Das Volumen des Geschäftsfelds RER konnte im ersten Halbjahr 2005 deutlich auf 13,9 Mrd € vermindert werden (15,4 Mrd € zum Jahresende 2004).

Risikoaktiva und Kapitalquoten

Zum 30.6.2005 beliefen sich die Risikoaktiva gemäß BIZ auf 246,5 Mrd. €. Das sind 7,9 Mrd. € mehr als zum Jahresende 2004. Die Kernkapitalquote erreichte 6,4% (6,6% zum 31.12.04), die Eigenmittelquote 10,0% (10,4% zum 31.12.04).

Der Zwischenbericht zum ersten Halbjahr 2005 und eine Präsentation werden auf unserer Homepage http://www.hvbgroup.com/ir zum Download bereitgestellt.

Investor Relations-Team:

Christian.Becker-Hussong@hvb.de	☎ +49-89-378 28235
Regine.Angermeyer-Naumann@hvb.de	☎ +49-89-378 27602
Jens.Brueckner@hvb.de	☎ +49-89-378 21935
Susan.Eckenberg@hvb.de	☎ +49-89-378 29185
Natascha.Ropeter@hvb.de	☎ +49-89-378 26024
Richard.Speich@hvb.de	☎ +49-89-378 31063
Fax	☎ +49-89-378 24083

Web Site: http://www.hvbgroup.com/ir

Financial Highlights

	1.1.–30.6.2005	1.1.–30.6.2004
Kennzahlen (in %)		
Eigenkapitalrentabilität nach Steuern [1]	9,7	5,4
Eigenkapitalrentabilität vor Steuern [1]	13,5	9,0
Cost-Income-Ratio (gemessen an den operativen Erträgen)	66,7	66,6
Erfolgszahlen	**1.1.–30.6.2005**	**1.1.–30.6.2004**
Betriebsergebnis (in Mio €)	960	666
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern (in Mio €)	971	608
Gewinn/Verlust (in Mio €)	566	267
Ergebnis je Aktie (in €)[1]	0,75	0,53
Bilanzzahlen (in Mrd €)	**30.6.2005**	**31.12.2004**
Bilanzsumme	492,7	467,4
Kreditvolumen	333,3	324,6
Bilanzielles Eigenkapital	15,4	14,0
Bankaufsichtsrechtliche Kennzahlen nach BIZ	**30.6.2005**	**31.12.2004 [2]**
Kernkapital (in Mrd €)	15,7	15,7
Eigenmittel (in Mrd €)	27,8	27,1
Risikoaktiva (in Mrd €)	246,5	238,6
Kernkapitalquote (in %)	6,4	6,6 [3]
Eigenmittelquote (in %)	10,0	10,4
Aktie	**1.1.-30.6.2005**	**2004**
Börsenkurs		
Stichtag (in €)	21,51	16,70
Höchststand (in €)	22,15	21,13
Tiefststand (in €)	16,30	12,86
Börsenkapitalisierung Stichtag (in Mrd €)	16,1	12,5
	30.6.2005	**31.12.2004**
Mitarbeiter	59.294	57.806
Geschäftsstellen	2.190	2.036

[1] 2004 bereinigt um Goodwillabschreibungen

[2] nach festgestellten Jahresabschlüssen

[3] 6,2% unter Einbeziehung von ab Jahresbeginn 2005 zu berücksichtigenden Konsolidierungs- und sonstigen Effekten

Gewinn- und Verlustrechnung vom 1. Januar bis 30. Juni 2005

in Mio €	1.1.-30.6. 2005	1.1.-30.6. 2004	Veränderung in Mio €	in %
Zinserträge	8.543	8.631	- 88	- 1,0
Zinsaufwendungen	5.646	5.890	- 244	- 4,1
Zinsüberschuss	2.897	2.741	+ 156	+ 5,7
Kreditrisikovorsorge	649	895	- 246	- 27,5
Zinsüberschuss nach Kreditrisikovorsorge	2.248	1.846	+ 402	+ 21,8
Provisionserträge	1.823	1.713	+ 110	+ 6,4
Provisionsaufwendungen	302	320	- 18	- 5,6
Provisionsüberschuss	1.521	1.393	+ 128	+ 9,2
Handelsergebnis	423	449	- 26	- 5,8
Verwaltungsaufwand	3.223	3.113	+ 110	+ 3,5
Saldo sonstige betriebliche Erträge/ Aufwendungen	- 9	91	- 100	--
Betriebsergebnis	**960**	**666**	**+ 294**	**+ 44,1**
Finanzanlageergebnis	84	195	- 111	- 56,9
Abschreibungen auf Geschäfts- oder Firmenwerte	0	77	- 77	>-100,0
Saldo übrige Erträge/Aufwendungen	- 73	- 176	+ 103	+ 58,5
Ergebnis der gewöhnlichen Geschäftstätigkeit/ Ergebnis vor Steuern	**971**	**608**	**+ 363**	**+ 59,7**
Ertragsteuern	267	212	+ 55	+ 25,9
Ergebnis nach Steuern	704	**396**	**+ 308**	**+ 77,8**
Fremdanteile am Ergebnis	- 138	- 129	- 9	- 7,0
Gewinn/Verlust	**566**	**267**	**+ 299**	**>+100,0**

Bilanz zum 30. Juni 2005

Aktiva in Mio €	30.6.2005	31.12.2004	Veränderung in Mio €	Veränderung in %
Barreserve	5.872	6.903	-1.031	-14,9
Handelsaktiva	103.334	91.711	+11.623	+12,7
Forderungen an Kreditinstitute	51.862	47.479	+4.383	+9,2
Forderungen an Kunden	281.765	275.119	+6.646	+2,4
Wertberichtigungen auf Forderungen	-13.858	- 13.404	-454	-3,4
Finanzanlagen	46.801	44.483	+2.318	+5,2
Sachanlagen	2.809	2.855	-46	-1,6
Immaterielle Vermögenswerte	2.671	2.627	+44	+1,7
Ertragsteueransprüche	4.047	4.157	-110	-2,6
Sonstige Aktiva	7.442	5.455	+1.987	+36,4
Summe der Aktiva	**492.745**	**467.385**	**+25.360**	**+5,4**

Passiva in Mio €	30.6.2005	31.12.2004	Veränderung in Mio €	in %
Verbindlichkeiten gegenüber Kreditinstituten	109.428	103.606	+ 5.822	+ 5,6
Verbindlichkeiten gegenüber Kunden	152.747	144.451	+ 8.296	+ 5,7
Verbriefte Verbindlichkeiten	111.092	109.562	+ 1.530	+ 1,4
Handelspassiva	68.144	59.831	+ 8.313	+ 13,9
Rückstellungen	4.514	4.460	+ 54	+ 1,2
Ertragsteuerverpflichtungen	3.069	3.030	+ 39	+ 1,3
Sonstige Passiva	10.091	10.015	+ 76	+ 0,8
Nachrangkapital	18.299	18.454	- 155	- 0,8
Eigenkapital	15.361	13.976	+ 1.385	+ 9,9
auf die Anteilseigner der HVB AG entfallendes Eigenkapital	12.357	11.467	+ 890	+ 7,8
Gezeichnetes Kapital	2.251	2.252	- 1	0,0
Kapitalrücklage	9.099	9.103	- 4	0,0
Gewinnrücklagen	--	--	--	--
Rücklagen aus Währungs- und sonstigen Veränderungen	281	227	+ 54	+ 23,8
Bewertungsänderungen von Finanzinstrumenten	160	- 115	+ 275	
AfS-Rücklage	409	354	+ 55	+ 15,5
Hedge-Rücklage	- 249	- 469	+ 220	+ 46,9
Konzerngewinn 2004	--	--	--	--
Gewinn/Verlust 1.1.-30.6.	566	0	+ 566	+ 100,0
Anteile in Fremdbesitz	3.004	2.509	+ 495	+ 19,7
Summe der Passiva	**492.745**	**467.385**	**+ 25.360**	**+ 5,4**

Erfolgsrechnung nach Geschäftsfeldern vom 1. Januar 30. Juni 2005

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Zinsüberschuss						
1.1.–30.6.2005	1.345	1.138	462	73	- 121	2.897
1.1.–30.6.2004	1.284	1.049	462	59	- 113	2.741
Kreditrisikovorsorge						
1.1.–30.6.2005	391	217	31	--	10	649
1.1.–30.6.2004	165	204	90	437	- 1	895
Provisionsüberschuss						
1.1.–30.6.2005	705	649	166	2	- 1	1.521
1.1.–30.6.2004	616	602	169	5	1	1.393
Handelsergebnis						
1.1.–30.6.2005	1	28	395	--	- 1	423
1.1.–30.6.2004	--	33	408	--	8	449
Verwaltungsaufwand						
1.1.–30.6.2005	1.307	1.157	613	54	92	3.223
1.1.–30.6.2004	1.334	1.116	602	43	18	3.113

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Saldo sonstige betriebliche Erträge/ Aufwendungen						
1.1.- 30.6.2005	6	26	- 18	- 2	- 21	- 9
1.1.- 30.6.2004	82	--	16	-2	-5	91
Betriebsergebnis						
1.1.- 30.6.2005	359	467	361	19	- 246	960
1.1.- 30.6.2004	483	364	363	- 418	- 126	666
Finanzanlageergebnis						
1.1.- 30.6.2005	- 3	- 13	79	0	21	84
1.1.- 30.6.2004	- 7	- 16	- 7	--	225	195
Abschreibungen auf Geschäfts- oder Firmenwerte						
1.1.- 30.6.2005	--	--	--	--	--	--
1.1.- 30.6.2004	10	42	20	--	5	77

in Mio €	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring	Sonstige/ Konsolidierung	HVB Group
Saldo übrige Erträge/Aufwendungen						
1.1.- 30.6.2005	- 3	- 2	--	- 67	- 1	- 73
1.1.- 30.6.2004	- 4	- 1	- 1	- 104	- 66	- 176
Ergebnis der gewöhnlichen Geschäftstätigkeit/Ergebnis vor Steuern						
1.1.- 30.6.2005	353	452	440	- 48	- 226	971
1.1.- 30.6.2004	462	305	335	-522	28	608
darunter: Bank Austria-Creditanstalt Gruppe						
1.1.– 30.6.2005	--	452	76	--	3	531
1.1.– 30.6.2004	--	305	41	--	- 6	340

Eigenkapitalrentabilität nach Geschäftsfeldern

in %	Deutschland	Österreich und CEE	Corporates & Markets	Real Estate Restructuring [1]	Sonstige/ Konsolidierung [1]	HVB Group
Eigenkapitalrentabilität vor Steuern [2]						
1.1. – 30.6.2005	12,2	21,0	25,9	--	--	13,5
1.1. - 30.6.2004 [3]	15,8	16,7	19,5	--	--	9,0

[1] Kennzahlenwerte ökonomisch nicht aussagekräftig

[2] Ergebnis vor Steuern im Verhältnis zum durchschnittlichen bilanziellen Eigenkapital inkl. Anteile im Fremdbesitz, jeweils ohne Bewertungsänderungen von Finanzinstrumenten

[3] 2004 bereinigt um Goodwillabschreibungen

Erfolgsrechnung nach Ressorts

Geschäftsfeld Deutschland

in Mio €	Privat-kunden-geschäft	Firmen-kunden und freie Berufe	Immobilien	Konsoli-dierung	Geschäfts-feld Deutschland Gesamt
Operative Erträge					
30.6.2005	965	874	220	- 2	2.057
30.6.2004 (reorganisiert)	960	811	211	--	1.982
30.6.2004 (vor Reorganisation)	963	838	235	--	2.036 [1)]
Kreditrisikovorsorge					
30.6.2005	118	177	97	- 1	391
30.6.2004 (reorganisiert)	52	112	1	--	165
30.6.2004 (vor Reorganisation)	86	283	202	--	571 [1)]
Verwaltungsaufwand					
30.6.2005	799	416	93	- 1	1.307
30.6.2004 (reorganisiert)	862	375	97	--	1.334
30.6.2004 (vor Reorganisation)	869	389	119	--	1.377 [1)]
Betriebsergebnis					
30.6.2005	48	281	30	--	359
30.6.2004 (reorganisiert)	46	324	113	--	483
30.6.2004 (vor Reorganisation)	8	166	- 86	--	88 [1)]
nachrichtlich: Betriebsergebnis vor Kreditrisikovorsorge					
30.6.2005	166	458	127	- 1	750
30.6.2004 (reorganisiert)	98	436	114	--	648
30.6.2004 (vor Reorganisation)	94	449	116	--	659

in Mio €	Privat-kunden-geschäft	Firmen-kunden und freie Berufe	Immobilien	Konsoli-dierung	Geschäfts-feld Deutschland Gesamt
Cost-Income-Ratio					
30.6.2005	82,8%	47,6%	42,3%	n.a.	63,5%
30.6.2004 (reorganisiert)	89,8%	46,2%	46,0%	n.a.	67,3%
30.6.2004 (vor Reor-ganisation)	90,2%	46,4%	50,6%	n.a.	67,6%

[1)] Gemäß Ausweis im Geschäftsbericht 2004

Geschäftsfeld Österreich und CEE

in Mio €	Privatkunden Österreich	Firmenkunden Österreich	Großkunden und Immobilien	CEE	Konsolidierung	Geschäftsfeld Österreich und CEE Gesamt
Operative Erträge						
30.6.2005	570	301	278	693	- 1	1.841
30.6.2004	555	300	264	565	--	1.684
Kreditrisikovorsorge						
30.6.2005	47	91	15	64	--	217
30.6.2004	40	106	14	44	--	204
Verwaltungsaufwand						
30.6.2005	454	188	132	384	- 1	1.157
30.6.2004	453	185	142	336	--	1.116
Betriebsergebnis						
30.6.2005	69	22	131	245	--	467
30.6.2004	62	9	108	185	--	364
Cost-Income-Ratio						
30.6.2005	79,6%	62,5%	47,5%	55,4%	n.a.	62,8%
30.6.2004	81,6%	61,7%	53,8%	59,5%	n.a.	66,3%

Geschäftsfeld Corporates & Markets

in Mio €	Markets	Corporates	Konsolidierung	Geschäftsfeld Corporates & Markets Gesamt
Operative Erträge				
30.6.2005	582	423	--	1.005
30.6.2004	659	400	- 4	1.055
Kreditrisikovorsorge				
30.6.2005	- 5	36	--	31
30.6.2004	--	90	--	90
Verwaltungsaufwand				
30.6.2005	391	222	--	613
30.6.2004	383	223	- 4	602
Betriebsergebnis				
30.6.2005	196	165	--	361
30.6.2004	276	87	--	363
Cost-Income-Ratio				
30.6.2005	67,2%	52,5%	n.a.	61,0%
30.6.2004	58,1%	55,8%	n.a.	57,1%